1 John E. Dolkart, Jr., SBN 259707
   LAW OFFICES OF JOHN E. DOLKART, JR.
2 1750 Kettner Blvd., Suite 416
   San Diego, California 92101
3 Tel: (619) 501-1083
   Fax: (619) 684-3512
4 john@dolkartlaw.com

5 Attorney for:
   Plaintiffs
6

7   **SUPERIOR COURT OF THE STATE OF CALIFORNIA**

8   **COUNTY OF SAN DIEGO – CENTRAL DIVISION**

9 PIONEER GROUP, LLC, a limited liability   **Case No.: 30-2017-00010522-CU-BC-CTL**
   company; BLACK CAR, INC., a corporation;
10   *Assigned for All Purposes*
                    Plaintiffs,   **Hon. Gregory W. Pollack**
11   **Dept. C-71**
   vs.
12   **STIPULATION APPROVING**
13 HOLLY BROTHERS PICTURES, INC., a   **SETTLEMENT AND ORDER THEREON**
   corporation; and DOES 1 through 10, inclusive;
14   **Complaint Filed:**
                    Defendant.   March 2, 2018
15

16

17

18   **STIPULATION**

19   IT IS HEREBY STIPULATED AND AGREED by and between, Plaintiffs Pioneer

20 Group, LLC and Black Car, Inc. (collectively "Plaintiffs" or individually as "Plaintiff") and

21 Defendant Holly Brothers Pictures, Inc., (the "Defendant"), collectively referred to as, "the

22 Parties" or a "Party" where context may require and each of them having settled the above

23 entitled matter by written agreement by entry into this Stipulation for Entry of Judgment and

24 Order Thereon ("the Stipulation") that all claims presented in Plaintiff's Complaint have been

25 and are now fully settled and resolved to the mutual satisfaction of all Parties pursuant to the

26 terms of that certain written Settlement and Mutual Release Agreement (the "Settlement

27 Agreement") by and between the Parties, dated March 21, 2018, a true and correct copy of which

28 is on-file with the court at to which this Stipulation is included as an Exhibit thereto.

              STIPULATION FOR THE ENTRY OF JUDGMENT AND ORDER THEREON

                                         1

1   IT IS FURTHER STIPULATED AND AGREED by and between the Parties to dismiss

2   the Entire Action, with prejudice, by the delivery of the executed Request for Dismissal to be

3   filed upon the completion of the items of performance for the Defendant as further provided by

4   the Settlement Agreement.

5   IT IS SO STIPULATED.

6

7   Dated: March 22, 2018   PIONEER GROUP, LLC
                                              ("Plaintiff")

8

9

10   By: */s/ Michael Caloway*
                                              Michael Caloway, Manager

11

12   Dated: March 22, 2018   BLACK CAR, INC.
                                              ("Plaintiff")

13

14

15   By: */s/ Keith Williams*
                                              Keith Williams, Manager

16

17

18   Dated: March 22, 2018   HOLLY BROTHERS PICTURES, INC.
19   ("Defendant")

20

21

22   By: */s/ Brent Willson*
                                              Brent Willson, Chief Executive Officer

23

24

25

26

27

28

STIPULATION FOR THE ENTRY OF JUDGMENT AND ORDER THEREON

ORDER

The Court have read and considered the Stipulation and there being no opposition to the Settlement Agreement proposed thereunder and on proof made to the satisfaction of the Court and good cause appearing therefore:

IT IS HEREBY ORDERED, ADJUDGED AND DECREED that the settlement and compromise of the above-entitled action pursuant to the terms of the Settlement Agreement, including the issuance of shares of common stock to the Plaintiffs by Defendant pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, and Corporations Code Section 25017(f)(3) and the stipulation for limited reservation of jurisdiction by the Court as contained therein are approved;

IT IS FURTHER ORDERED, ADJUDGED AND DECREED that the above-entitled Court has opined that the settlement agreement is fundamentally to all parties and the Court shall retain jurisdiction over the parties hereto to enforce the terms of the Settlement Agreement to the extent required therein.

Dated: April ___, 2018

_____
Hon. Gregory W. Pollack
Judge of the Superior Court